Exhibit 99-77l

Form N-SAR, Item 77L:

Prior to January 1, 2004, the Fund valued fixed income securities based on the mean of bid and asked prices. Effective January 1, 2004, the Fund amended its valuation policy to provide that fixed income securities be valued based on bid prices, as bid prices are believed to be more representative of the price that that could be obtained in sales transactions in the market for such securities.